RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 3 2006
WASH, D.C.
203

AB 3/11/06

SECURI 06004252 IISSION

OMB APPROVAL
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SEC FILE NUMBER
8-53582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Headwaters MB LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tabor Center, 1200 17th St. - Suite 900
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberta A. Laraway — (303) 531-4604
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	ENGLEWOOD	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Philip W. Seefried, Jr., affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Headwaters MB, LLC, as of and for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Partner

Title

Nicole Little

Notary Public

MY COMMISSION EXPIRES 5/17/2009

NICOLE LITTLE NOTARY PUBLIC STATE OF COLORADO

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
___	m.	A Copy of the SIPC Supplemental Report.
___	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
X	n.	Independent accountants' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEADWATERS MB, LLC

Table of Contents

Page

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Accompanying Information

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission 13

Independent Auditors' Report on Internal Control Required by SEC Rule 17A-5 14

EKS&H
EHRHARDT ◦ KEEFE
STEINER ◦ HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members
Headwaters MB, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Headwaters MB, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Headwaters MB, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 20, 2006
Denver, Colorado

HEADWATERS MB, LLC

Statement of Financial Condition
December 31, 2005

Assets

Current assets	
Cash and cash equivalents	$ 832,051
Investment securities	7,713,804
Advisory and other fees receivable, net of allowance for doubtful accounts of $30,261	207,298
Prepaid expenses	35,543
Total current assets	8,788,696
Property and equipment, net	295,617
Deposits	11,168
Investments	21,196
Total assets	$ 9,116,677

Liabilities and Members' Equity

Current liabilities	
Accounts payable	$ 1,848
Accrued expenses	1,233,616
Total current liabilities	1,235,464
Commitments and contingencies	
Members' equity	
Members' capital	4,774,415
Retained earnings	3,106,798
Total members' equity	7,881,213
Total liabilities and members' equity	$ 9,116,677

See notes to financial statements.

HEADWATERS MB, LLC

Statement of Operations
For the Year Ended December 31, 2005

Revenue	$ 13,265,536
Operating expenses	
Personnel	8,303,304
Travel and entertainment	482,841
Professional services	260,949
Occupancy	240,901
Marketing	234,606
Database subscriptions and maintenance	136,475
Depreciation and amortization	114,853
Other	104,891
Office expense	100,613
Communications	60,137
Commissions	55,000
Insurance	31,364
Total operating expenses	10,125,934
Other income (expense)	
Interest income	170,510
Loss on disposal of assets	(291)
Total other income	170,219
Net income	$ 3,309,821

See notes to financial statements.

HEADWATERS MB, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

	Preferred Interest		Common Interest - Class A		Common Interest - Class B		Total Members' Equity
	Units	Amount	Units	Amount	Units	Amount	
Balance - December 31, 2004	2,092,000	$ 4,782,717	-	-	2,000,000	$ 244,460	$ 5,027,177
Repurchase of preferred interest	(120,000)	(300,000)	-	-	-	-	(300,000)
Distributions	-	(155,159)	-	-	-	(323,542)	(478,701)
Issuance of Class A common interest	-	-	117,424	322,916	-	-	322,916
Net income	-	1,644,526	-	10,354	-	1,654,941	3,309,821
Balance - December 31, 2005	1,972,000	$ 5,972,084	117,424	$ 333,270	2,000,000	$ 1,575,859	$ 7,881,213

See notes to financial statements.

HEADWATERS MB, LLC

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 3,309,821
Adjustments to reconcile net income to net cash provided by operating activities	
Allowance for doubtful accounts	30,261
Depreciation and amortization	114,853
Loss on disposal of assets	291
Stock based compensation	111,457
Changes in assets and liabilities	
Advisory and other fees receivable	(159,164)
Prepaid expenses	1,450
Accounts payable	(15,897)
Accrued expenses	(446,305)
	(363,054)
Net cash provided by operating activities	2,946,767
Cash flows from investing activities	
Net purchase of investment securities	(1,751,604)
Purchase of property and equipment	(228,855)
Proceeds from sale of property and equipment	2,750
Increase in deposits	8,051
Payments on advances to related party	60,081
Investment in Rio Grande Investment Partners, L.P.	(6,270)
Net cash used in investing activities	(1,915,847)
Cash flows from financing activities	
Proceeds from issuance of Class A common interest	211,459
Repurchase of preferred interest	(300,000)
Distributions	(478,701)
Net cash used in financing activities	(567,242)
Net increase in cash and cash equivalents	463,678
Cash and cash equivalents - beginning of year	368,373
Cash and cash equivalents - end of year	$ 832,051

See notes to financial statements.

HEADWATERS MB, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Headwaters MB, LLC (the Company) was formed in July 2001 as a Delaware entity that operates as a merchant banking firm. The Company, headquartered in Denver, Colorado, is licensed as a broker-dealer with the Securities and Exchange Commission (SEC), and is a registered member of the National Association of Securities Dealers (NASD). The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising and financial advisory services. The Company is engaged in a single line of business as a securities broker-dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers in the United States. The Company assesses the financial condition of its customers to reduce credit risk.

During the year ended December 31, 2005, three customers accounted for 69% of total revenues and 0% of total accounts receivable as of December 31, 2005.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, investment securities, receivables, prepaids, accounts payable and accrued expenses approximated fair value as of December 31, 2005 because of the relatively short maturity of these instruments.

Investment Securities

The Company's investment securities are classified as "held-to-maturity" as the Company has the ability and intent to hold the securities until maturity. Investment securities consist of governmental securities with original maturities in excess of three months and less than twelve months and are carried at amortized cost which approximates fair value. Interest income is recognized when earned.

During 2005, unrealized gains and losses were immaterial as amortized cost approximated market value.

Description of Business and Summary of Significant Accounting Policies (continued)

Advisory and Other Fees Receivable

Advisory and other fees receivable are non-interest bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified.

Investment in Rio Grande Investment Partners, L.P.

The Company's investment in Rio Grande Investment Partners, L.P. is presented under the equity method. The equity method is generally used when the investment does not result in the Company having control of the investee. Under the equity method, this investment is recognized in the balance sheet at cost with adjustments to reflect the Company's proportionate share of the earnings or losses of the investee and distributions.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 2 to 5 years, and the related lease terms for leasehold improvements.

Unit Option Compensation

The Company has a stock-based employee compensation plan which is described more fully in Note 5. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employee and related Interpretations*. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common interest on the date of grant. The following table illustrates the effect on net income at December 31, 2005 if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock Based Compensation*, to stock-based employee compensation.

Net income as reported	$ 3,309,821
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(108,602)
Estimated net income - pro forma	$ 3,201,219

Description of Business and Summary of Significant Accounting Policies (continued)

Unit Option Compensation (continued)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 123 (Revised), "Share-Based Payment" (SFAS 123R). This standard revises SFAS No. 123, Accounting Principles Board Opinion 25 and related interpretations, and eliminates use of the intrinsic value method of accounting for stock options. The Company currently uses the intrinsic value method to value stock options, and, accordingly, no compensation expense has been recognized for stock options. SFAS 123R requires that all employee share-based payments to employees, including stock options, be valued using a fair-value-based method and recorded as expense in the statement of operations. For the Company, SFAS 123R will first be effective January 1, 2006. This new Statement will not affect accounting for the Company's stock options currently outstanding, but it will affect financial statement disclosures about those stock options, and it will change the accounting for any stock options issued in future years.

Revenue Recognition

Income is recorded for advisory services when earned in accordance with the terms of individually negotiated contracts.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members and no provision for income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The Company's net capital at December 31, 2005 was $7,310,391. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was .17 to 1.0 as of December 31, 2005.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2005:

Furniture and fixtures	$	294,108
Computer equipment		171,902
Leasehold improvements		79,299
Software		75,270
		620,579
Less accumulated depreciation and amortization		(324,962)
	$	295,617

Note 4 - Commitments

Operating Leases

The Company leases office space under non-cancelable operating leases. Rent expense for the year ended December 31, 2005 was $234,526.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,		
2006	$	241,791
2007		245,015
2008		245,015
2009		245,015
	$	976,836

Note 5 - Members' Equity

Preferred Interest

There were 1,972,000 preferred units authorized and outstanding at December 31, 2005. The preferred units have voting rights entitling the preferred unit holders to one vote per preferred unit.

Common Interest - Class A

There were 117,424 Class A units authorized and outstanding at December 31, 2005. The common unit - Class A has no voting rights.

Common Interest - Class B

There were 2,000,000 Class B units authorized and outstanding at December 31, 2005. The common unit - Class B has voting rights entitling the common units holders to two votes per Class B unit.

Allocation of Profits and Losses

Profits and losses are allocated to the preferred interest, common interest-Class A, and common interest-Class B unit holders (collectively, the Unit Holders) based on the number of units held by each individual Unit Holder as a percentage of units held by all Unit Holders.

Unit Option Plan

The Company adopted a unit option plan (the Plan) pursuant to which the Company's board of directors may grant unit options to officers, directors, senior advisors and key employees. The Plan authorizes grants of options to purchase up to 866,667 shares of authorized but unissued restricted Class A units. Unit options can be granted with an exercise price less than, equal to or greater than the unit's fair market value at the date of grant. All current unit options have 10-year terms and vest and become fully exercisable four years from either the date of the grant or date of hire, as determined by the Company. As of December 31, 2005, 123,167 unit grants had vested.

The fair value of each unit option grant to employees during 2005 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions at December 31, 2005:

Risk-free interest rate	4.99%
Expected lives	10 years
Expected volatility	0.001%
Expected dividend yield	0%

Note 5 - Members' Equity (continued)

Unit Option Plan (continued)

The following table presents the activity for options outstanding:

	Incentive Stock Options	Weighted Average Exercise Price
Outstanding - December 31, 2004	356,713	$ 2.61
Granted	125,000	2.63
Forfeited/canceled	(75,000)	2.75
Exercised	-	-
Outstanding - December 31, 2005	406,713	$ 2.63

The following table summarizes information about the stock options outstanding at December 31, 2005:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Vested	Vested Weighted Average Exercise Price
$2.50	198,167	8.01	$ 2.50	123,167	$ 2.50
$2.75	208,546	9.68	2.75	-	-
Total	406,713	8.95	$ 2.63	123,167	$ 2.50

Note 6 - Related Party Transactions

During the year ended December 31, 2005, the Company recorded approximately $2,097,619 in revenues from related parties.

As of December 31, 2005, the Company has invested $21,196 in Rio Grande Investment Partners, L.P. (the Fund). The Company is the general partner of the Fund. Management fees of 0.5% of the Fund's total assets are paid to the Company annually. Total management fee income from the fund was $28,285 for 2005.

ACCOMPANYING INFORMATION

HEADWATERS MB, LLC

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2005

Total members' equity	$ 7,881,213
Additions/deductions	
Property and equipment, net	(295,617)
Advisory and other fees receivable	(207,298)
Other	(67,907)
Net capital before haircuts on securities positions	7,310,391
Haircuts on investments	-
Net capital	$ 7,310,391
Total aggregate indebtedness	$ 1,235,464
Net capital	$ 7,310,391
Minimum net capital requirement (greater of $5,000 or 6- 2/3% of aggregate indebtedness)	82,363
Excess net capital	$ 7,228,028
Aggregate indebtedness to net capital	17 %

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17a-5 as of December 31, 2005 and the audited computation above.

EKS&H
EHRHARDT ◦ KEEFE
STEINER ◦ HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Members
Headwaters MB, LLC
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Headwaters MB, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 20, 2006
Denver, Colorado